UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For August 26, 2025

Commission File Number: 001-41975

ENERGYS GROUP LIMITED

(Translation of registrant’s name into English)

Franklyn House, Daux Road

Billingshurst, West Sussex

RH149SJ

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Resignation of Directors

On August 23, 2025, Dennis Jones resigned from his positions as an Independent Non-Executive Director, Chairman of the Audit Committee, a member of the Compensation Committee and a member of the Nomination Committee of the Company, effective immediately. On August 25, 2025, Paul Snelgrove resigned from his positions as an Independent Non-Executive Director, Chairman of the Nomination Committee, a member of the Compensation Committee and a member of the Audit Committee of the Company, effective immediately.

There was no known disagreement with either of the outgoing directors on any matter relating to the Company’s operations, policies or practices.

Appointment of Directors

On August 26, 2025, Yingying Duan and Bin You Wang were appointed as Independent Non-Executive Directors of the Company to fill the vacancies created by the resignations of Dennis Jones and Paul Snelgrove.

Certain Information Concerning New Directors

The following sets forth certain information concerning each new director’s past employment history, directorships held in public companies, if any, and qualifications for service on the Board of Directors.

Yingying Duan has been employed as Legal Supervisor at People’s Education Press, Textbook Center, Credit Management and Legal Affairs Department since 2018. From June 2015 to March 2018, Ms. Duan worked as part of the legal staff of International Copyright Exchange Centre - Legal and Compliance Department. Her comprehensive legal background provides valuable insights into regulatory compliance, risk management and corporate governance.

Ms. Duan holds a Bachelor of Science degree in Accounting from Tianjin Normal University and a Master of Laws degree from the Graduate School of the Chinese Academy of Social Sciences.

Bin You Wang has been employed as a Manager at Shanxi Changcheng Private Securities Investment Fund Management Co., Limited, a securities investment firm since October 2023. From October 2019 to November 2022, Mr. Wang was employed as a Manager at Shanxi Zhibao Kang Food Co., Limited, a food processing company, and from August 2016 until July 2019, he worked in product sales strategy and operations for China Resources Shanxi Pharmaceutical Co., Limited, a pharmaceutical company.

Mr. Wang holds a degree in Tourism Management from Shanxi Normal University.

Committees of the Board

The Company has audit, compensation and nomination committees of the Board of Directors. As a result of the appointments and resignations of directors of the Company as described above, as of August 29, 2025, the membership of the audit, compensation and nomination committees is as follows:

●	Audit Committee: Ms. Yingying Duan (as Chair), Mr. Peter Walder and Mr. Bin You Wang;

●	Compensation Committee: Mr. Bin You Wang (as Chair), Mr. Peter Walder and Ms. Yingying Duan; and

●	Nomination Committee: Mr. Peter Walder (as Chair), Ms. Yingying Duan and Mr. Bin You Wang.

Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, other than statements of historical facts. The words “believe,” “anticipate,” “intends,” “estimate,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this report are based upon various assumptions. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies, which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 29, 2025	ENERGYS GROUP LIMITED

/s/ Kevin Cox
Kevin Cox
Chief Executive Officer and Director